ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 13, 2021	Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Post-Effective Amendment No. 1 to Registration Statement of JOHCM Funds Trust (File Nos. 811-23615 and 333-249784) on Form N-1A filed on April 1, 2021

Dear Ms. Rossotto:

          I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on post-effective amendment number 1 under the Securities Act of 1933, as amended (the “1933 Act”) and amendment number 3 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (the “Registration Statement”) of the Trust on Form N-1A filed on April 1, 2021 (“Amendment No. 3”). Amendment No. 3 was filed for the purpose of registering for public offer and sale under the 1933 Act the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of Regnan Global Equity Impact Solutions, a newly organized series of the Trust (the “Fund”).

          On May 17, 2021, the Staff provided comments regarding Amendment No. 3 by telephone to Christopher Labosky and Sophia Duval of Ropes & Gray LLP, counsel to the Trust. For convenience of reference, each comment is included before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in a post-effective amendment to the Trust’s Registration Statement, which the Trust intends to file on July 16, 2021, with an effective date of July 19, 2021. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

July 13, 2021

I.       Prospectus Comments

1.       Comment: Please explain supplementally the Fund’s process for estimating “Other Expenses” in the “Fees and Expenses” table in the Fund Summary section and determining that the expenses are reasonable.

          Response: The Fund intends to estimate Other Expenses based on total Fund assets of $2 million. The Trust believes this estimate is reasonable as a number of the components of the Fund’s Other Expenses will be substantially similar to the other series of the Trust, each of which has a predecessor fund with operating history. Since the Fund expects to have similar servicing arrangements to the other series of the Trust, the Fund’s estimate of Other Expenses may reasonably be informed by the Other Expenses expected to be incurred by those other series.

2.       Comment: Please supplementally clarify the meaning of the term “high-conviction” as used in the Fund’s principal investment strategies disclosure and confirm whether the Fund’s “high-conviction” strategy could result in the Fund being non-diversified within the meaning of Section 5(b) of the 1940 Act.

          Response: The term “high-conviction” is intended to indicate that the Adviser invests in a relatively small number of companies in which it has a high level of confidence in its investment thesis. The Fund does not expect that its high-conviction strategy will make it difficult for the Fund to maintain its status as a diversified Fund within the meaning of Section 5(b) of the 1940 Act. The Fund’s investment process is being developed with a 1940 Act compliance framework and 1940 Act diversification parameters in mind. Furthermore, the Adviser and its affiliates manage other funds that pursue strategies substantially similar to the Fund’s strategy. While these other funds are not subject to the 1940 Act, each has maintained a securities portfolio that would satisfy the diversification criteria under Section 5(b).

3.       Comment: Since the Fund includes “impact” in its name, the Staff requests that the Fund consider adding an 80% investment policy related to the term “impact” pursuant to Rule 35d-1 under the 1940 Act.

          Response: The Fund believes that the term “impact” as used in the Fund’s name does not give rise to an 80% requirement under Rule 35d-1 because it connotes a type of investment strategy or process, rather than a particular type of investment. As noted by the Commission in the adopting release for Rule 35d-1, “the rule does not apply to fund names that incorporate terms such as ‘growth’ or ‘value’ that connote types of investment strategies as opposed to types of investments.”1 The Fund invests in a diversified portfolio of global equity securities. Like the terms “growth” and “value,” the term “impact” refers to the Adviser’s investment process; in particular, its process of applying the Regnan Taxonomy to identify the Fund’s investment universe and undertaking an impact analysis, value analysis and risk assessment to seek to achieve long-term capital appreciation by investing in companies that contribute solutions to addressing the world’s major social and environmental challenges. The Fund also believes that its name is consistent with Section 35(d) under the 1940 Act; its disclosure regarding its investment strategy is clear, and the Fund does not believe the term “impact” in its name would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with that strategy. Accordingly, the Fund respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “impact.”

[1]	SEC Release No IC-24828 (Jan. 17, 2001).

July 13, 2021

4.       Comment: The Fund’s principal investment strategy states that the Regnan Taxonomy seeks to “identify the products or services that contribute to finding solutions to [environmental or social problems].” Please add disclosure clarifying (i) what types of solutions the Fund targets and (ii) how the Adviser evaluates investments for contribution to those solutions.

          Response: The Fund believes the fourth paragraph under Principal Investment Strategies adequately addresses the Adviser’s process for evaluating investments for contribution to the social and environmental solutions targeted by the Fund. In response to request (i) of this comment, the Fund will revise its disclosure under Strategies in the section Additional Information about Fund Investment Objective, Strategies, and Risks to include additional detail clarifying how the Fund identifies solutions giving rise to investment opportunities, as follows:

“In identifying the underlying environmental and social problems to be addressed, the Regnan Taxonomy draws on the targets that underlie the 17 UN SDGs. The 17 SDGs, which were primarily intended for the use of policy-makers, are broad goals underpinned by 169 actionable targets. Some of these targets, or actionable problems, can be matched to a corporate product or service that helps to achieve this sustainability target. The Adviser undertakes research to identify companies producing these products and services, and which are investable via listed equity on recognized exchanges. The UN SDGs may change over time, and the Regnan Taxonomy may also incorporate other goals linked to sustainability frameworks as determined by the Adviser. The Regnan Taxonomy uses proprietary research to determine which companies derive a significant portion of their revenue from producing the products and services that contribute to finding solutions to these problems.”

5.       Comment: The Fund’s strategy states that it will invest “at least 40% of its assets in companies located in countries other than the U.S….” and the Prospectus further describes how the Fund evaluates whether a company is “located in” a certain country or region. Please revise this disclosure to clarify that for a company to be “located in” a certain country or region, it must be economically tied to that country or region.

          Response: In response to this comment, the Fund will revise the disclosure under the heading Location of Issuers on page 8 of the Prospectus as follows:

“In determining where an issuer is located for these purposes ~~of the Fund’s~~, or where an issuer’s principal ~~investment strategies~~activities are, the Adviser will consider a number of factors~~,~~ (together, designed to determine whether an issuer is economically tied to a country or region) including but not limited to: the markets in which the issuer’s securities are principally traded; where the issuer’s headquarters, principal offices or operations are located; where the issuer is organized; the percentage of the issuer’s revenues or profits derived from goods produced or sold, investments made, or services performed in the relevant country; the Adviser’s own internal analysis; and information provided by third party data analytics service providers.”

July 13, 2021

6.       Comment: The Fund notes it “typically invests in a number of different countries…” Please disclose the approximate number of different countries in which the Fund expects to invest.

          Response: The Fund will revise its principal investment strategy disclosure to state that, under normal circumstances, the Fund expects to invest in between 10 and 25 different countries.

7.       Comment: Please explain supplementally what the Adviser’s “high-conviction investment approach” entails, and enhance the Fund’s disclosure to provide additional detail on how the Fund determines what securities to purchase.

          Response: The term “high-conviction investment approach” indicates that the Adviser invests in a relatively small number of companies in which it has a high level of confidence in its investment thesis. As related to the second portion of this comment, the Fund respectfully declines to further augment its disclosure, and believes its current strategy disclosure adequately describes the Adviser’s investment process.

8.       Comment: The second paragraph of the Fund’s principal investment strategies states that the Fund’s investment strategy “is built on the belief that companies on a mission to solve the challenges increasingly faced by the environment and society are well-positioned for growth in the future, particularly where the need for a solution to a particular challenge remains largely unmet.” Please add disclosure more concretely explaining how this “belief” helps the Fund determine which securities to buy and sell.

          Response: The Fund respectfully declines to make any changes in response to this comment. The Fund believes the following two sentences in the paragraph in question adequately describe how this belief translates into investment decision-making:

“The Adviser believes that companies able to fulfill needs associated with these challenges should be rewarded with revenue growth over time, as the size of the market into which they sell their core products or services grows, in particular where these companies use a degree of technological ingenuity or a differentiated approach. The Adviser seeks to invest in companies that sell products or services that are at the early stages of their adoption, which, in the Adviser’s view, tend to be inefficiently valued.”

9.       Comment: The Fund’s principal investment strategy disclosure indicates the Adviser “seeks to invest in companies that sell products or services that are at the early stages of their adoption, which, in the Adviser’s view, tend to be inefficiently valued.” Please supplement this disclosure to clarify the meanings of “early stages of their adoption” and “inefficiently valued.”

July 13, 2021

          Response: In response to this comment, the Fund will revise its disclosure under Strategies in the section Additional Information about Fund Investment Objective, Strategies, and Risks as follows:

“The Adviser seeks to invest in companies that sell products or services that are at the early stages of their adoption, which, in the Adviser’s view, tend to be inefficiently valued. The stage at which the Adviser chooses to invest may vary by industry or by product, although in each case, the Adviser generally intends to invest before a company’s full value is recognized by the broader market.”

10.     Comment: In several places, the Fund’s principal investment strategy refers to the Adviser’s focus on identifying or measuring a company’s “positive impact.” Please add disclosure clarifying how the Adviser determines what constitutes a “positive impact” and explain what data and analysis the Adviser uses to determine a company’s impact.

          Response: In response to this comment, the Fund will revise its disclosure under Strategies in the section Additional Information about Fund Investment Objective, Strategies, and Risks as follows:

“The Adviser then performs impact assessments involving fundamental analyses of companies within the investment universe to evaluate their potential to drive a positive impact in the future. The Adviser defines a positive impact as an impact that contributes to one or more of the UN SDGs or other goals linked to sustainability frameworks as determined by the Adviser to be pertinent. The magnitude of a company’s impact is determined by the Adviser’s integrated analysis, which incorporates consideration, where available, of pre-selected key performance indicators that the Adviser believes to be indicative of the company’s progress toward achieving the applicable sustainability framework goals. These key performance indicators may not always be available for a specific company or a specific sustainability goal and can be expected to change over time. The Adviser’s analysis of relevant key performance indicators accounts for both quantitative and qualitative information and is typically based to a significant degree on a company’s own reporting but may also utilize a range of other data sources, including academic research.”

11.     Comment: The Fund’s principal investment strategy disclosure states that the Adviser’s “value analysis looks at the value that each holding is expected to generate and whether the value is distributed equitably to all stakeholders.” In clear and concise language, please add disclosure clarifying (i) how the Adviser defines “value” in this context; (ii) what type of data (qualitative or quantitative) is used to measure value and who analyzes such data; and (iii) how the Adviser determines whether value is “distributed equitably” to the stakeholders.

July 13, 2021

          Response: In response to this comment, the Fund will revise its disclosure under Strategies in the section Additional Information about Fund Investment Objective, Strategies, and Risks as follows:

“The value analysis looks at the total economic value that each holding is expected to generate and whether the value is distributed equitably to all stakeholders. A company’s total value production is assessed by a number of factors, including reference to a company’s financial reporting as well as quantitative reporting by third party data providers. In assessing the equitable distribution of value, the Adviser considers factors such as how a company has historically allocated the cash it has generated, including choices about how stakeholders are compensated, how staff are treated, the composition of the company’s board, the company’s history of tax compliance or avoidance, the company’s workplace safety record and the company’s investment in human capital, among other factors generally intended to assist the Adviser in forming a qualitative understanding of the company’s overall culture.”

12.     Comment: The Staff notes the Fund plans to enter into derivatives transactions. If the Fund intends to include investments in derivatives toward satisfaction of its 80% test adopted pursuant to Rule 35d-1, the Staff requests the Fund confirm supplementally that, for these purposes, such derivatives will be valued based on market value and not notional value.

          Response: The Fund may enter into derivatives transactions for the purposes of satisfying its 80% test adopted pursuant to Rule 35d-1. Although the Fund does not presently intend to use the notional values of derivatives for purposes of the Fund’s 80% test, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative instrument creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative instrument (either by itself or in conjunction with cash, government securities or other instruments) creates an exposure equivalent to a cash investment in the underlying issuer that correlates with to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

13.     Comment: The Staff requests the Fund confirm supplementally the type of “commodity-linked investment vehicles” it plans to utilize as part of its principal investment strategy.

          Response: The Fund intends to utilize commodity-linked investment vehicles, primarily exchange traded funds, opportunistically where doing so would be advantageous for efficient portfolio management. The Fund may, for example, utilize a commodity-based exchange-traded fund to gain exposure to the market for carbon credits or a gold-linked exchange-traded fund to gain exposure to gold without direct investment in gold bullion or gold futures.

14.     Comment: The Staff notes that “frontier countries” are mentioned in Foreign & Emerging Markets Risk. If investments in frontier countries will be a principal investment strategy of the Fund, please so add a reference to these investments in the Fund’s summary strategy section.

July 13, 2021

          Response: In response to this comment, the Fund will revise the disclosure in its principal investment strategies as follows:

“Under normal market conditions, the Fund will invest at least 40% of its assets in companies located in countries other than the U.S., including developing, frontier market or emerging markets countries.”

15.     Comment: Please add disclosure clarifying (i) what types of “equity-linked instruments” the Fund invests in as part of its principal investment strategy and (ii) whether these investments will count toward the Fund’s 80% test under Rule 35d-1. If any such investments will be counted toward the 80% test, please supplementally confirm that, for these purposes, each such instrument will be valued at market value and not notional value.

          Response: Please refer to the Fund’s response to comment 21 with respect to part (i) of this comment. In response to part (ii) of this comment, the Fund confirms that it intends to count these investments toward the Fund’s 80% test under Rule 35d-1 and, although the Fund does not presently intend to use notional values of equity-linked investments for purposes of the Fund’s 80% test, the Fund reserves the right to do so in the future in appropriate circumstances. The Fund respectfully refers the Staff to its response to comment 12 above.

          As related to the third element of this comment, as noted in response to comment 12 above, the Fund does not presently intend to use notional values for purposes of the Fund’s 80% test, but the Fund reserves the right to do so in the future in appropriate circumstances.

16.     Comment: The Staff requests the Fund include a risk factor for companies in the early stages of development. If these will include venture capital or pre-revenue companies, then the risk disclosure should address risks specific to such companies.

          Response: The Fund respectfully submits that the risks associated with investments in companies in the early stages of development are described under the Small-Cap and Mid-Cap Company Risk on page 4 of the Prospectus. The Fund does not expect that it will invest in venture capital or pre-revenue companies as a principal investment strategy. In response to this comment, however, the Fund will revise the risk disclosure in the summary prospectus as follows, and make conforming changes in the risk disclosure in response to Item 9 of Form N-1A:

“Small-Cap and Mid-Cap Company Risk. The small- and mid-capitalization companies in which the Fund invests in may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, these small- and mid-capitalization companies may have limited product lines, markets and financial resources, may sell products or services that are at the early stages of their adoption, and may depend upon relatively small management groups. Therefore, small- and mid-capitalization stocks may be more volatile than those of larger companies.”

17.     Comment: The Staff notes that the summary prospectus includes disclosure of preferred stock risk, but no corresponding reference to investments in preferred stocks in the Fund’s summary principal investment strategy disclosure. Please add a reference to preferred stocks in the strategy if investing in preferred stock is a principal investment strategy of the Fund.

July 13, 2021

          Response: Please refer to the Fund’s response to comment 21 below.

18.     Comment: The Staff notes that the summary prospectus includes disclosure of risks related to value investing, but no corresponding disclosure in the Fund’s summary principal investment strategy. Please add a reference to value investing in the strategy if this technique is a principal investment strategy of the Fund.

          Response: The Fund respectfully submits that the value investing strategy described in Value Investing Risk is already addressed in the Fund’s principal investment strategy, namely, in the disclosure related to the Adviser’s goal of investing in companies “which, in the Adviser’s view, tend to be inefficiently valued.”

19.     Comment: Please include, adjacent to the Fund’s performance disclosure, the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A.

          Response: The Fund will include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A by adding a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

20.     Comment: The Fund discloses that its investment objective may be changed without shareholder approval. If the Fund will provide notice before effecting such a change, please disclose that fact.

          Response: The Fund is not now committing to provide any minimum notice period before implementing changes to its investment objective.

21.     Comment: In the Strategies section on page 6, the Fund discloses the Adviser considers equity securities to include participatory notes. Because this definition affects the application of the Fund’s 80% test with respect to equities, the Staff requests that this disclosure be added to the Fund’s summary strategy section.

          Response: In response to this comment and comments 15 and 17 above, the Fund will add the following disclosure to its principal investment strategies:

“The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities. The Fund invests in equity securities either directly or indirectly, including through equity-linked instruments such as participatory notes or index-linked exchange-traded funds, and may invest in preferred stocks.”

July 13, 2021

22.     Comment: In the Strategies section on page 7, the Fund discloses the “17 UN SDGs.” Please clarify the meaning of “UN SDGs.”

          Response: In response to this comment, the Fund will update the disclosure as noted:

          “In identifying the underlying environmental and social problems to be addressed, the Regnan Taxonomy draws on the targets that underlie the ~~17 UN SDGs~~17 United Nations Sustainable Development Goals (the “UN SDGs”).”

23.     Comment: The Staff requests the Fund elaborate on the meaning of “create lasting value” in the Strategies section on page 7 of the Prospectus.

          Response: The Fund notes that “create lasting value” as explained on page 7 of the Prospectus is intended to describe companies that have a meaningful impact on the world’s major environmental or social problems over the long-term.

24.     Comment: The Fund’s disclosure under Strategies on page 7 of the Prospectus includes a list of company attributes the Adviser analyzes when performing impact assessments. Please confirm what data provides the basis for these assessments and whether the factors or criteria the Adviser uses are subjective or objective.

          Response: Please refer to the Fund’s response to comment 10, above, which includes an undertaking to add strategy disclosure regarding the nature and sources of the data supporting the Adviser’s impact analysis. As indicated by that disclosure, the factors and criteria used by the Adviser include components that are quantifiable and objectively measurable as well as qualitative components that depend on the subjective judgment of the Adviser.

25.     Comment: The Fund discloses on page 7 that the “value analysis looks at… whether the company could be encouraged to address the risks through engagement.” Please clarify whether the Adviser intends to engage directly with companies to provide such encouragement.

          Response: The Fund will revise its disclosure to clarify that the Adviser intends to conduct company engagement directly by revising the quoted language as follows: the “value analysis looks at… whether the company could be encouraged to address the risks through engagement by the Adviser.”

26.     Comment: The Staff requests that the derivatives transactions described by the Fund under Strategies on page 7 of the Prospectus be included in the summary strategy section if they are principal investment strategies of the Fund.

          Response: The Fund respectfully declines to make any changes in response to this comment. Given the more limited nature of the Fund’s intended use of derivatives, the Fund does not believe that additional disclosure regarding derivatives in the summary section is warranted. The Fund believes that its current summary strategy disclosure is consistent with the SEC’s pronouncements in Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009),

July 13, 2021

the Staff’s positions taken in the Investment Management Guidance Update 2014-08, public comments of the former Director of the Division of Investment Management, and the SEC’s recent proposal to update and tailor mutual fund disclosure. The Fund believes that this guidance stands for the proposition that the summary section of a prospectus should be succinct, clear and concise, and that unnecessarily long and duplicative summary sections undermine the overall usefulness of the disclosure. The Fund believes that including, in the Fund summary, separate detailed disclosure of investments in derivatives would make the Fund summary less succinct, clear and concise, and may undermine its usefulness when taken in the context of the Fund’s overall investment program.

27.     Comment: On page 8, in Emerging Markets, the disclosure states that the Fund may invest in “companies located in emerging markets as part of its principal investment strategies.” Please revise the disclosure to indicate these factors will be evaluated to determine if the companies are economically tied to such countries.

          Response: The Fund respectfully declines to make any changes in response to this comment. The Fund believes that its disclosure under the heading Location of Issuers, as revised as contemplated the Fund’s response to comment 5 above, adequately ties the phrase “located in” to the concept of being economically tied.

28.     Comment: On page 8, in Line of Credit and Borrowings, please revise the disclosure to indicate that borrowings under the Credit Agreement are also subject to certain limitations under the 1940 Act.

          Response: The Fund will make the requested change.

29.     Comment: Please include the equity securities listed in Equity Securities Risk on page 9 of the Prospectus in the summary risk factors if investing in these securities constitute principal risks of the Fund.

          Response: The Fund respectfully declines to make any changes in response to this comment. Please refer to the Fund’s response to comment 26 above.

30.     Comment: The Staff requests that the Fund confirm supplementally if it will invest in contingent convertible securities, and if so, to include appropriate risk disclosure.

          Response: The Fund confirms it wishes to retain flexibility to invest in contingent convertible securities, as noted on pp. 1-2 of the Statement of Additional Information (“SAI”). In response to this comment, the Fund will add the following risk disclosure into the Item 9 risks:

“Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both fixed income and equity securities and are subject to risks associated with both fixed income and equity securities. Certain ‘triggering events’ may cause the Fund to lose the principal amount invested in a contingent convertible security and coupon payments on contingent convertible securities may be discretionary and cancelled by the

July 13, 2021

issuer. Due to these factors, the value of contingent convertible securities is unpredictable, and holders of contingent convertible securities may suffer a loss of capital when comparable equity holders do not.”

31.    Comment: Please revise the disclosure included in response to Item 10(a)(iii) of Form N-1A to indicate whether the board considerations related to the Fund’s advisory contract approval will appear in the Fund’s semi-annual or annual report.

         Response: The Trust does not know when the Fund will commence operations and therefore is not able to revise the quoted disclosure to provide greater specificity in the Rule 485(b) amendment to the Registration Statement. The Fund confirms that the quoted disclosure will be updated to specify whether the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund is included in the annual or semi-annual shareholder report and the period covered by the relevant annual or semi-annual report in the first annual update to the Registration Statement after such information is known to the Fund. The Fund confirms that the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund will disclose the date of the Board’s approval.

32.    Comment: Under the heading Valuing the Fund’s Assets on page 15 of the Prospectus, please add disclosure responsive to Instruction 2 of Item 11(a) of Form N-1A that a shareholder cannot buy or sell shares on days when the Fund is closed.

         Response: The Fund will make the requested change.

II.     SAI Comments

33.    Comment: The Fund discloses on page 4 of the SAI that it may invest in frontier market countries as part of its principal investment strategy. Please include corresponding disclosure in the Fund’s summary strategy section in the Prospectus.

         Response: The Fund will make the requested change. Please refer to the Fund’s response to comment 14 above.

34.    Comment: In the Other Derivatives section on page 10 of the SAI, please update the disclosure related to Rule 18f-4 to reflect that the rule was adopted on October 28, 2020.

         Response: The Fund will make the requested change.

35.    Comment: Since the Fund includes “impact” in its name, the Staff requests that the Fund consider adopting an 80% investment policy in compliance with Rule 35d-1 under the 1940 Act with respect to the word “impact” and revising the disclosure on page 17 of the SAI accordingly.

         Response: As noted in response to comment 3 above, the Fund believes that the term “impact” as used in the Fund’s name does not give rise to an 80% requirement under Rule 35d-1 because it connotes a type of investment strategy or process, rather than a particular type of investment. The Fund therefore respectfully declines to make changes in response to this comment.

* * * * *

July 13, 2021

         Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:     Jonathan Weitz, President of the Trust

David Lebisky, Chief Compliance Officer of the Trust

Mary Lomasney, Secretary of the Trust

George B. Raine, Ropes & Gray LLP